Schedule 13D                                                        Page 1 of 10

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                          Biokeys Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09060R108
                                 (CUSIP Number)

                                   Evan Levine
                                300 Felton Drive
                              Menlo Park, CA 94025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     10/4/02
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 10


CUSIP No. 09060R108

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Evan Levine


         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................

            (b)   ..............................................................

         3. SEC Use Only .......................................................

         4. Source of Funds (See Instructions) PF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................

         6. Citizenship or Place of Organization: United States of America


Number of             7. Sole Voting Power   80,000 shares
Shares
Beneficially          8. Shared Voting Power 4,240,000 shares
Owned by
Each                  9. Sole Dispositive Power 80,000 shares
Reporting
Person With          10. Shared Dispositive Power 4,240,000 shares

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,320,000 shares

Schedule 13D                                                        Page 3 of 10


         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) ...........

         13. Percent of Class Represented by Amount in Row (11) 21.9%

         14. Type of Reporting Person (See Instructions)

             IN

Schedule 13D                                                        Page 4 of 10


CUSIP No. 09060R108

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Mark Capital, LLC

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................


            (b)   ..............................................................

         3. SEC Use Only........................................................

         4. Source of Funds (See Instructions) WC, OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................

         6. Citizenship or Place of Organization: Delaware


Number of             7. Sole Voting Power   0
Shares
Beneficially          8. Shared Voting Power  4,240,000 shares
Owned by
Each                  9. Sole Dispositive Power 0
Reporting
Person With          10. Shared Dispositive Power 4,240,000 shares

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,240,000 shares

Schedule 13D                                                        Page 5 of 10


         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) ...........

         13. Percent of Class Represented by Amount in Row (11) 21.6%

         14. Type of Reporting Person (See Instructions)    OO

Schedule 13D                                                        Page 6 of 10


ITEM 1. Security and Issuer

Common Stock, par value $0.001 per share; Biokeys Pharmauceuticals, Inc. ("BIOKEYS"), 9948 Hibert Street, Suite 100, San Diego, California 92131.

ITEM 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

          (a) This statement is being filed by Evan Levine and Mark Capital, LLC ("MARK CAPITAL"), a limited liability company of which Mr. Levine is the sole member.

               (1)  Mr. Levine:  300 Felton Drive, Menlo Park, CA  94025,
          (b)
               (2)  Mark Capital, LLC:   Same

          (c) (1) The principal occupation of Mr. Levine is business and financial consultant.

               (2) The principal business of Mark Capital is investment activity.

          (d) (1) Mr. Levine has not been convicted in any criminal proceeding during the last five years.

               (2) Mark Capital has not been convicted in any criminal proceeding during the last five years.

          (e) (1) Mr. Levine has not been a party to any civil proceeding of a judicial or administrative body during the last five years.

               (2) Mark Capital, LLC has not been a party to any civil proceeding of a judicial or administrative body during the last five years.

               (1) Mr. Levine is a citizen of the United States of America.
          (f)
               (2) Mark Capital, LLC is a Delaware limited liability company.

ITEM 3. Source and Amount of Funds or Other Consideration

(1) MR. LEVINE: The shares of Common Stock that Mr. Levine has sole dispositive and voting power of are represented by a warrant to purchase 80,000 shares of Common Stock at an exercise price of $0.50 that was issued to Mr. Levine by Biokeys in consideration of Mr. Levine's purchase

Schedule 13D                                                        Page 7 of 10


of a promissory note with a principal amount of $80,000 from Biokeys (the "LEVINE NOTE"). The Levine Note was purchased with personal funds. All of the shares of Common Stock that Mr. Levine shares dispositive and voting power of are held by Mark Capital, LLC. The source and amount of funds or other consideration used to purchase shares of Common Stock held by Mark Capital are described immediately below.

(2) MARK CAPITAL, LLC: Of the shares of Common Stock that Mark Capital shares dispositive and voting power of (the "MARK CAPITAL SHARES"), 140,000 were purchased by Mark Capital with working capital funds for $149,500. Mark Capital holds a warrant to purchase 100,000 shares of Common Stock at an exercise price of $0.50 that was issued to Mark Capital by Biokeys in consideration of Mark Capital's purchase of a promissory note with a principal amount of $100,000 from Biokeys on December 19, 2001 (the "MARK CAPITAL NOTE"). The Mark Capital Note was purchased with working capital funds. The remainder of the Mark Capital Shares are represented by 20,000 shares (the "MC SERIES C SHARES") of Series C Convertible Preferred Stock of Biokeys ("SERIES C STOCK") which may be converted into 4,000,000 shares of Common Stock after March 1, 2003; each MC Series C Share will automatically convert into 200 shares of Common Stock on June 30, 2003, if not previously converted. The MC Series C Shares were purchased with $100,000 cash from working capital funds and the cancellation of all of the $100,000 of the principal amount of the Mark Capital Note.

ITEM 4. Purpose of Transaction

The securities reported were acquired for investment purposes. In addition, in conjunction with the purchase of the MC Series C Shares, the size of the Board of Directors of Biokeys was expanded from three to six members and Mr. Levine was appointed to fill one of the vacant seats created thereby. Neither reporting person has any plans or proposals which may relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4.

ITEM 5. Interest in Securities of the Issuer

          (a)  (1)  Mr. Levine:  4,320,000 shares    21.9%

               (2)  Mark Capital, LLC:  4,240,000 shares 21.6%

          (b) (1) Mr. Levine: Sole Voting & Dispositive: 80,000 shares; Shared Voting and Dispositive: 4,240,000 shares

               (2) Mark Capital, LLC: Sole Voting & Dispositive: 0 shares; Shared Voting and Dispositive: 4,240,000 shares

          (c) Pursuant to the Series C Convertible Preferred Stock Purchase Agreement, dated September 27, 2002, among Biokeys and the purchasers of Series C Stock (the "PURCHASE AGREEMENT"), on October 4, 2002, Biokeys and Mark Capital closed the purchase and sale of 20,000 shares of Series C Stock at $10.00 per share (the "MC SERIES C SHARES"). The MC Series C Shares may be converted into 4,000,000 shares of Common Stock after March 1, 2003; each MC Series C Share will automatically convert into 200 shares of Common Stock on June 30, 2003, if not previously converted. The MC Series C Shares were purchased with $100,000 cash from working capital funds and the cancellation of all of the $100,000 of the principal amount of the

Schedule 13D                                                        Page 8 of 10


               Mark Capital Note.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7. Material to Be Filed as Exhibits

Exhibit 1                Series C Convertible Preferred Stock Purchase Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/15/02
--------------------------------------------------------------------------------
Date

/s/ Evan Levine
--------------------------------------------------------------------------------
Signature

Evan Levine
--------------------------------------------------------------------------------
Name/Title

10/15/02
--------------------------------------------------------------------------------
Date
Mark Capital, LLC

By: /s/ Evan Levine
--------------------------------------------------------------------------------
Signature

Evan Levine, authorized member
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized

Schedule 13D                                                        Page 9 of 10


representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Schedule 13D                                                       Page 10 of 10


                                    EXHIBITS


EXHIBIT NUMBER                   DESCRIPTION
EXHIBIT 1                SERIES C CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT